EXHIBIT 12.1

KAR Holdings, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	For the Years Ended December 31,
	2008	2007 (1)
Loss before income taxes	($247.6)	($48.3)

Fixed charges (2)
Interest expense	215.2	162.3
Interest component of all rentals	24.6	14.2

Total fixed charges	239.8	176.5
(Losses) Earnings before income taxes and fixed charges	($7.8)	$128.2

Ratio of earnings to fixed charges (3)	—	—

(1)	KAR Holdings, Inc. was organized in the state of Delaware on November 9, 2006. However, the Company had no operations prior to the merger transactions on April 20, 2007.
(2)

Fixed charges represent interest and the interest component of all rentals. The Company uses a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

(3)	The amount of deficiency was $247.6 million and $48.3 million for the years ended December 31, 2008 and 2007, respectively.